SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2008

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number   0-14616

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, NJ  08109

Financial Statements and Report of Independent Registered Public Accounting Firm

J&J Snack Foods Corp. 401(k) Profit-Sharing Plan

December 31, 2008 and 2007

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2008 AND 2007	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008	5

NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL INFORMATION

LINE 4i - SCHEDULE OF ASSETS HELD (AT END OF YEAR)
AS OF DECEMBER 31, 2008	13

LINE 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS	14

EXHIBIT INDEX	15

SIGNATURE	16

Report of Independent Registered Public Accounting Firm

Participants and Trustees
J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the J & J Snack Foods Corp. 401(k) Profit-Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedules of Assets (Held at End of Year) and Reportable (5%) Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/GRANT THORNTON LLP

Philadelphia, Pennsylvania
June 22, 2009

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,

	2008	2007
ASSETS

Investments
Participant directed at fair value	$39,867,912	$52,352,838
Participant loans at fair value	2,999,548	2,838,548

Total investments	42,867,460	55,191,386

Receivables
Employer contributions	35,204	137,002
Participant contributions	72,652	315,633

Total receivables	107,856	452,635

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$42,975,316	$55,644,021

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2008

Additions
Additions to/(deductions from) net assets attributed to
Investment (loss)/income
Net depreciation in fair value of investments	$(16,085,925)
Interest and dividend income	1,605,995

Total loss on investments	(14,479,930)

Contributions
Employer	1,399,716

Participants	3,361,914

Total contributions	4,761,630

Total additions	_(9,718,300)

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(2,899,415)
Administrative expenses	(50,990)

Total deductions	(2,950,405)

NET DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(12,668,705)

Net assets available for plan benefits
Beginning of year	55,644,021

End of year	$42,975,316

The accompanying notes are an integral part of this statement.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.  General

The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2.  Contributions

Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, as defined by the Plan, subject to Internal Revenue Service regulations.  Participants who have attained the age of 50 before the end of the Plan year are eligible to make an additional $5,000 catch-up contribution. For 2008, a participant’s tax-deferred contribution was limited to $15,500.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 17 investment options for participants, one of which is common stock of the Plan sponsor, J&J Snack Foods Corp.

The Company may contribute:

•
A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2008, 60% of employee’s salary reduction up to 5% of salary).  This percentage will be determined each year by the Company.

•
On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant’s compensation.  This percentage will be determined each year by the Company. There was no such contribution in 2008.

•	A discretionary amount in addition to the special contribution, which will be determined each year by the Company. There was no such contribution in 2008.

3.	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings net of expenses, and (c) forfeitures of terminated participants’ nonvested accounts.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE A - DESCRIPTION OF THE PLAN – Continued

4. Vesting

Participants are 100% vested in their salary reduction contributions.  Vesting in the Company’s match contribution is based on years of service.  Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).

5.  Payment of Benefits

On termination of service, benefits are payable in a lump sum form at the election of the participant.

As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.

6.  Loans to Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document.  All loans to participants are considered investments of the trust fund and bear market rates of interest. In 2008, the interest rates ranged from 5.00% to 9.50%.  Participants may borrow   up to 50% of their vested balance up to $50,000.  All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

7.  Forfeited Accounts

The total annual forfeitures for 2008 and 2007 were $34,040 and $28,793, respectively. These amounts were allocated among the participants’ accounts  in the same proportion that matching contributions allocated to such participants’ accounts for the year bear to the total matching contributions allocated to all participants’ accounts for the year.

8.  Reclassifications

Certain reclassifications to the 2007 statements have been made to conform to the 2008 presentation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

1.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

2. Fair Value of Financial Instruments

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Participant loans are valued at outstanding principal balances, which approximates fair value.  Shares of registered investment companies mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  The Unitized Stock Fund is valued at its year-end unit price (comprised of year-end market price of J&J Snack Foods Corp Common Stock plus uninvested cash position).  Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments.  Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value.

The Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, as of January 1, 2008, which requires enhanced disclosures about investments that are measured and reported at fair value.  SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable pricing inputs (Level III).  An investment’s level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement in its entirety.   The three levels of the fair value hierarchy under SFAS No. 157 are described below:
•	Level I – Valuations are based on unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities;

•
Level II – Valuations are based on quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active.  Investments which are included in this category are securities where all significant inputs are observable, either directly or indirectly;

•
Level III – Prices or valuations that are unobservable and where there is little, if any, market activity for these investments.  The inputs into the determination of fair value inputs for these investments require significant management judgment or estimation.

A - FAIR VALUE OF FINANCIAL INSTRUMENTS – Continued

•	Level III – Continued-
The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including the type of investment, whether the investment is new, whether the investment is traded on an active exchange or in the secondary market, and the current market conditions.  To the extent that valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The following table presents information about the Plan’s investments measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such value:

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2008	Level I	Level II	Level III
Common stock fund	$6,846,801	$6,846,801	$-	$-
Mutual funds	$30,568,903	$30,568,903	$-	$-
Common/Collective trust funds	$2,452,208	$-	$2,452,208	$-
Participant loans	$2,999,548	$-	$-	$2,999,548
Total investments measured at fair value	$42,867,460	$37,415,704	$2,452,208	$2,999,548

The table below sets forth a summary of changes in the fair value of the Plan’s Level III investment assets for the year ended December 31, 2008:

		Fair Value Measurements Using Significant
		Unobservable Inputs (Level III):
		Purchases,
	Beginning Fair Value	Issuances, Settlements, Net	Ending Fair Value
Participant Loans	$2,838,548	$161,000	$2,999,548

3.	Income Recognition

The change in fair value of investments during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

The purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

4.	Payment of Benefits

Benefits are recorded when paid.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007
NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

5.    Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for plan benefits.

NOTE C - INVESTMENTS

The following table presents the fair value of investments as of December 31, 2008 and 2007 and items representing 5% or more of the Plan’s net assets are separately identified.

Investments	2008	2007
J&J SNACK FOODS CORP. COMMON STOCK FUND	$6,846,801	$5,763,659
T. ROWE PRICE GROWTH STOCK-ADV	$2,286,417	$3,718,392
MFS MODERATE ALLOCATION A FUND	$4,152,899	$5,169,761
MFS GROWTH ALLOCATION A FUND	$3,584,068	$5,351,343
MFS AGGRESSIVE GROWTH ALLOCATION A FUND	$9,093,269	$15,955,581
MFS GOVERNMENT SECURITIES A	$2,307,432	$1,884,007
MFS CONSERVATIVE ALLOCATION A	$2,616,068	$2,509,603
DAVIS NY VENTURE A FUND	$2,199,468	$3,694,734
FIXED FUND INSTITUTIONAL	$2,452,208	$1,700,013
PARTICIPANT LOANS	$2,999,548	$2,838,548
OPPENHEIMER GLOBAL A	$1,661,826	$2,971,605
OTHER	$2,667,456	$3,634,140
TOTAL	$42,867,460	$55,191,386

During 2008, the Plan’s investments (including realized and unrealized gains and losses) appreciated/(depreciated)  in value by $(16,085,925) as follows:

Mutual funds	$(16,987,384)
Common stock	$901,459

$(16,085,925)

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

 NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2008 and 2007, investments include 186,567 and 179,586 shares of the Corporation's unitized stock fund valued at $6,846,801 and $5,763,659, respectively.

Certain Plan investments are shares of mutual funds managed by the trustee.  Accordingly, these transactions qualify as party-in-interest transactions.

NOTE E - TRUST AGREEMENT

Effective August 31, 2004, the Company entered into a trust agreement with MFS Heritage Trust Company which was subsequently assigned to and accepted by Reliance Trust Company on April 1, 2008. Under the terms of this agreement, the Trustee will hold, invest and reinvest the Plan’s funds. The Company has no right, title or interest in or to the trust fund maintained under this agreement.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 20, 2006, that  the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (Code) and are therefore exempt from federal income taxes under the provisions of Section 501(a) of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

SUPPLEMENTAL INFORMATION

Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year), as of December 31, 2008

Name of Plan:	J&J SNACK FOODS CORP 401(k) PROFIT SHARING PLAN
Three Digit Plan Number:	001
Employer Identification#	22-1935537
Plan Sponsor's Name:	J&J SNACK FOODS CORP

Identity of Issue (b)	Description of Investment	Cost (d)	Current Value (e)
*MFS GOVERNMENT SECURITIES A	Registered Investment Company Mutual Fund		$2,307,432
*MFS CONSERVATIVE ALLOCATION A	Registered Investment Company Mutual Fund		$2,616,068
*MFS MODERATE ALLOCATION A	Registered Investment Company Mutual Fund		$4,152,899
*MFS GROWTH ALLOCATION A	Registered Investment Company Mutual Fund		$3,584,068
*MFS AGGRESSIVE GROWTH ALLOCATION A	Registered Investment Company Mutual Fund		$9,093,269
DAVIS NY VENTURE A	Registered Investment Company Mutual Fund		$2,199,468
AMERICAN FUNDS AMCAP R3	Registered Investment Company Mutual Fund		$606,065
OPPENHEIMER GLOBAL A	Registered Investment Company Mutual Fund		$1,661,826
T.ROWE PRICE GROWTH STOCK-ADV	Registered Investment Company Mutual Fund		$2,286,417
PIMCO DIVERSIFIED INC FUND-A	Registered Investment Company Mutual Fund		$226,306
NATIONWIDE SMALL CAP FUND-A	Registered Investment Company Mutual Fund		$115,522
J P MORGAN INTREPID VALUE FUND-A	Registered Investment Company Mutual Fund		$595,857
DAVIS OPPORTUNITY FUND-A	Registered Investment Company Mutual Fund		$441,754
ALLIANCEBER INTERNATIONAL-A	Registered Investment Company Mutual Fund		$175,922
GOLDMAN SACHS GROWTH & INCOME-A	Registered Investment Company Mutual Fund		$506,030
*FIXED FUND INSTITUTIONAL	Common Collective Trust		$2,452,208
*J & J STOCK FUND	Employer Securities		$6,846,801
*PARTICIPANT LOANS	Low-High Interest Rate 5.00% to 9.50%		$2,999,548
		TOTAL	$42,867,460

*Party-In-Interest

J& J Snack Foods Corp 401(k) Profit Sharing Plan

EIN 22-1935537

Plan No. 001

Line 4j - Schedule of Reportable (5%) Transactions
Year Ended December 31, 2008

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) cost of asset	(h) Current value of asset on transaction date	(i) Net gain

There were no category (i), (ii), (iii) or (iv) reportable transactions during 2008.

EXHIBIT INDEX

Exhibit
	Number	Description

	23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J & J Snack Foods Corp.
401(k) Profit Sharing Plan

Date: June 25, 2009	/s/ Dennis G. Moore

Dennis G. Moore
Plan Administrator